FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about November 27, 2008

Item 3.	News Release

On November 27, 2008, Trans-Orient issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4.	Summary of Material Change

On November 27, 2008, Trans-Orient Petroleum Ltd. announced that Mr. Peter Loretto has resigned as a Director of the Company to be replaced by Mr. Ronald Bertuzzi.

Item 5.	Full Description of Material Change

On November 27, 2008, Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announced that Mr. Peter Loretto has resigned as a Director of the Company to be replaced by Mr. Ronald Bertuzzi. Mr. Bertuzzi has more than 15 years of public company experience, focused on junior oil and gas companies doing business in Australasia. Mr. Loretto will remain with the Company in a consulting capacity.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change. Garth Johnson, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

November 27, 2008